Exhibit 99.4

ORDINARY RESOLUTIONS FOR AGAINST FOR AGAINST FOR AGAINST Proposal 1 Proposal 4 Proposal 7 Proposal 2 Proposal 5 Proposal 8 Proposal 3 Proposal 6 Proposal 9 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF MECOX LANE LIMITED Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Address Change Mark box, sign and indicate changes/comments below: Date: Sign Below MECOX LANE LIMITED

To view Meeting materials please visit: http://ir.mecoxlane.com/agm.cfm. Mecox Lane Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. 1. Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company; 2. Re-election of Mr. Alfred Beichun Gu as a Director of the Company; 3. Re-election of Mr. Herman Yu as a Director of the Company; 4. Re-election of Mr. Dazhong Qin as a Director of the Company; 5. Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company; 6. Re-election of Mr. David Jian Sun as a Director of the Company; 7. Re-election of Mr. Davin Alexander Mackenzie as a Director of the Company; 8. Amendment of 2006 Share Incentive Plan by deleting existing Section 3.2(g) in its entirety and substituting therefor the following new Article: “(g) adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.7. For the avoidance of doubt, to the extent not prohibited by applicable laws (including any applicable exchange rule), a downward adjustment of the prices of any awards mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected participants”; and 9. Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit. ORDINARY RESOLUTIONS Voting Instruction Card Please see reverse side for Voting Instructions. JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Mecox Lane Limited (the “Company”) will be held at 10:00 a.m. (Hong Kong time), on Friday, May 10, 2013 at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), May 7, 2013. Only the registered holders of record as of the close of business on April 9, 2013 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on April 9, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on May 7, 2013. JPMorgan Chase Bank, N.A., Depositary